April 13, 2005



Mail Stop 0306

Mr. Hideki Ishida
Managing Executive Officer
Kyocera Corporation
6, Takeda, Tobadono-cho, Fushimi-ku
Kyoto, Japan 612-8501

	RE:	Annual Report on Form 20-F
      Filed September 21, 2004
		File No. 001-07952

Dear Mr. Ishida:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Response Letter filed April 6, 2005

1. We note that you did not provide the three acknowledgements in the form previously requested. Accordingly, as indicated below, please provide all three acknowledgements in your response letter.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-2861 if you have any questions. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202)
942-7903.

							Sincerely,


							Kate Tillan
							Assistant Chief Accountant


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Mr. Hideki Ishida
Kyocera Corporation
February 3, 2005
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